April 18, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2007
Filed August 2, 2007
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated March 13, 2008, with respect to the annual report on Form 20-F of Konami Corporation (“Konami” or the “Company”) for the fiscal year ended March 31, 2007 (the “2007 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

(m)	Revenue Recognition, page F-14

1.	We note in your response to our prior comment 2 that although you use your internal servers to host online functionalities of your console games that are not hosted on the servers of the console maker, you may discontinue the use of these servers at your discretion and have determined that you do not have an ongoing service obligation to your customers for the use of your servers. As noted in our prior comment, we note that you market the online capability of your games to your customers. Clarify whether your games provide a disclaimer to your customers regarding the Company’s ability to discontinue the online capability features of your games or tell us how your customers become aware of your ability to discontinue the use of the online capability features at the time of purchase. Additionally, describe your history of providing these online services. As part of your response, identify individual games and indicate the period over which the online services were provided.

Response:

All of our online services hosted on our internal servers provide a disclaimer to our customers that we may discontinue the use of our servers at our discretion. Customers are required to agree on the Terms and Conditions for Online Use, which include our disclaimer, every time they login to use the online functionality. Our disclaimer included in the Article of Cancellation, Discontinuation and Termination of the Services section of our Terms and Conditions for Online Use states “We may discontinue or terminate the Services by making the announcement to you with a more than 30 day prior notice. Upon discontinuation or termination of the Services, we shall be released from any claims you may raise incidental to the discontinuation or termination of the Services to the extent we follow the procedures provided in this Article.” We apply such unified Terms and Conditions for Online Use to all our online games.

A summary history of console games with online functionality hosted on our internal servers is as follows:

(As of March 31, 2007)

Title	Area	Genre	Console	Start	End
Winning Eleven 9	Japan	Soccer	PS2	2005.8	2006.7
Pro Evolution Soccer 5	Europe	Soccer	PS2	2005.10	2007.4
Pro Evolution Soccer 6	Europe	Soccer	PS2	2006.10	continued
MAH-JONG FIGHT CLUB	Japan	Table	PS3/PSP	2006.11	continued
Metal Gear Solid Portable Ops	America	Action	PSP	2006.12	continued
Metal Gear Solid Portable Ops	Japan	Action	PSP	2006.12	continued

Our first major online service which provided from August, 2005 was Winning Eleven 9, a Soccer game title. Since then, we have provided the online service mainly in Soccer games and Action games. The online capability features of our games are primarily a multi-player match up function by which users are able to play other players and a ranking function which ranks users’ records. For periods prior to our fiscal year ended March 2008, the online functionality of our games was narrowed due to platform limitations as well as limitations in capacity of our internal servers.

2.	We note in your response to our prior comment 3 that the development cost to feature online functionality is negligible and that the online services you provide only have incidental value to the overall product offering to which you cannot ascribe a separate value. Since your games include a software product and an undelivered software-related service element (i.e. hosted online functionality) that you have not established VSOE of fair value for, tell us how you considered the guidance under paragraph 67 of SOP 97-2 in determining your revenue recognition policy. In this regard, clarify why you believe it is appropriate to disregard the value of the online functionality in your games based on the percentage of purchasers who use your online services and tell us the specific accounting literature you are relying on. Also, tell us what percentage of users must use the online services before you would consider the value of the online functionality in your games to be significant. Additionally, tell us whether you perform an analysis of the percentage of customers that use the on-line capabilities by individual game or by game platform. If the latter is the case, then tell us how you consider whether the significance of the on-line capabilities varies from game to game. For example, we note in your press release related to Metal Gear Solid 4 that one of the significant features of this game is the ability to play others online with up to 16 players. Clarify how you determined whether such a feature adds significant value to the game.

Response:

For the year ended March 31, 2007, we mainly produced and sold games for PlayStation 2. As the online capability of PlayStation 2 was rather limited, our package games were designed so that playing games on the console was the major premise for our customers and Internet access was not a prerequisite to playing the games. In fact, only a small minority of the purchasers of console game packages used the online services according to our internal statistics, which we maintain on an individual game basis. Soccer games with online capability (hosted on our internal servers) accounted for approximately 74% of the total console game sales with online capability, and the monthly-average login use rate of purchasers was approximately 2%. Also, our online servers did not have the capacity to handle users if the login rate significantly exceeded that level.

However, from the fiscal year ended March 2008, as our sales of games for PlayStation 3 became full scale, the rate of online service use increased substantially because PlayStation 3 which provides easier Internet access to users has led to significant improvements in the quality of the online component. The monthly-average login use rate of the PlayStation 3 soccer game purchasers increased to approximately 13%, and also the percentage of soccer games in total console games with online capability increased to 88%. In response to such increases in the online use rate, we enhanced our internal servers.

Therefore, we have determined that the online services are significant deliverables in the overall product offerings from the fiscal year ended March 2008. Further, we have established VSOE of fair value for the online service elements in the console games with online capability based on the monthly fixed fees we have charged for the online services of certain console games and the estimated online service period. We have concluded that such fees for the online services meet the requirement of VSOE because all the online capabilities covered by such fees are substantially the same with the same multi-player match up and ranking.

Accordingly, starting from the fiscal year ended March 2008, we will allocate the total price of the package game products with online capability to the online service elements based on VSOE and recognize the related revenue on a straight-line basis over the estimated period during which the online services are performed, in accordance with SOP 97-2, paragraph 66.

We would like to supplementally advise the Staff that while we did not consider VSOE of the online service element for periods prior to the fiscal year ended March 2008, we believe, based on our further analysis, that we have established VSOE of the service for the fiscal year ended March 2007 based on monthly fixed fees we have charged during that year for the online services of certain console games.

Metal Gear Solid 4, which is noted by the Staff, is a game designed for PlayStation 3 with significant online functionality that will be released in June 2008. Also, a version of the Metal Gear Solid 4 game which customers can play only on online will be sold in the fiscal year ending March 2009. We plan to account for the online service element of this game as a separate element similar to other games sold during the fiscal year ended March 2008 described above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Noriaki Yamaguchi [fax: 03-5412-3311] or Junichi Motobayashi [fax: 03-5412-3315, e-mail address: mj.01434@konami.com].

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer Konami Corporation